September 20, 2010
H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Re:	PetroChina Company Limited Form 20-F for Fiscal Year Ended December 31, 2009 Filed June 25, 2010 File No. 1-15006
Dear Mr. Schwall:
     I refer to your letter to us dated September 7, 2010, relating to PetroChina Company Limited’s (“PetroChina”) Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010.
     In order to fully prepare the answers to the issues raised in your letter, we respectfully request an extension of the deadline to November 1, 2010 to respond to your letter.
     Please do not hesitate to contact me if you have additional questions or require additional information.

Very truly yours,
/s/ LI Hualin
Name:	LI Hualin
Title:	Company Secretary

cc:	Mark C. Shannon Branch Chief Division of Corporation Finance

John Cannarella Division of Corporation Finance